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                                                               EXHIBIT 99.(a)(7)



                          [LETTERHEAD OF STERN & CO.]




CONTACTS:
JOSEPH L. VON ROSENBERG III                                       RICHARD STERN
ZAPATA CORP.                                                      STERN & CO.
(713) 940-6100                                                    (212) 777-7722



           ZAPATA ANNOUNCES TENDER FOR UP TO 15 MILLION COMMON SHARES


HOUSTON -- DECEMBER 30, 1996--Zapata Corporation (NYSE:ZAP) announced its intention to commence a cash tender offer for up to 15 million shares of its common stock at a price of $4.50 per share. The offer will be conditioned upon a minimum of 10 million shares being tendered and not withdrawn and will be subject to the satisfaction of other customary conditions.

Avram A. Glazer, President and Chief Executive Officer of the Company, said, "That Board of Directors has determined that the purchase of shares pursuant to the offering represents a good use of a substantial portion of the cash it has available and is an attractive investment opportunity for the Company."

Zapata has approximately 29.5 million shares of common stock outstanding. Malcolm Glazer, Chairman of the Board of Zapata, intends to tender 3 million of the approximately 10.4 million shares owned by him through a trust. Zapata intends to commence the tender offer in approximately a week.

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